                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.


                                   FORM U5B
                            REGISTRATION STATEMENT
                      Filed Pursuant to Section 5 of the
                  Public Utility Holding Company Act of 1935


                          New Century Energies, Inc.

                          --------------------------

                              Name of Registrant

              Name, Title and Address of Officer to whom Notices
                 and Correspondence concerning this Statement
                              should be Addressed


                               Teresa S. Madden
                      Controller and Corporate Secretary
                          New Century Energies, Inc.
                            1225 Seventeenth Street
                               Denver, CO 80202

                           Glossary of Defined Terms
                          ---------------------------

When used herein, the following terms shall have the meanings set forth below:

   Act                   Public Utility Holding Company Act of 1935, as amended

   1480 Welton           1480 Welton, Inc.

   Cheyenne              Cheyenne Light, Fuel and Power Company

   e prime               e prime, inc.

   EWG                   Exempt wholesale generator as defined in Section 32 of the Act

   FERC                  Federal Energy Regulatory Commission

   FUCO                  Foreign utility company as defined in Section 33 of the Act.

   Fuelco                Fuel Resources Development Co., a dissolved Colorado corporation

   Merger                The business combination between PSCo and SPS

   Merger U-1            The Form U-1 Application/Declaration filed by NCE in File No. 70-8787, as amended

   Natural Fuels         Natural Fuels Corporation

   NCE                   New Century Energies, Inc.

   NCI                   New Century International, Inc.

   NCS                   New Century Services, Inc.

   NC Enterprises        NC Enterprises, Inc.

   PSCCC                 PS Colorado Credit Corporation

   PSCo                  Public Service Company of Colorado

   PSR                   PSR Investments, Inc.

   Quixx                 Quixx Corporation

   SPS                   Southwestern Public Service Company

   UE                    Utility Engineering Corporation

   WGI                   WestGas Interstate, Inc.

                            REGISTRATION STATEMENT

     The undersigned holding company hereby submits its registration statement to the Commission pursuant to Section 5 of the Act.

1.   Exact name of registrant: New Century Energies, Inc.


2. Address of principal executive offices: 1225 Seventeenth Street, Denver, Colorado 80202


3.   Name and address of chief accounting officer:
          Teresa S. Madden
          Controller and Corporate Secretary
          New Century Energies, Inc.
          1225 Seventeenth Street
          Denver, CO 80202


4. Certain information as to the registrant and each subsidiary company thereof:

              COL. A                           COL. B        COL. C     COL. D                  COL. E

                                                                       DATE OF                  TYPE OF
         NAME OF COMPANY                    ORGANIZATION     STATE   INCORPORATION              BUSINESS
         ---------------                    ------------     -----   -------------              --------
New Century Energies, Inc.                  Corporation       DE     August 21, 1995      Holding company

  Public Service Company of Colorado        Corporation       CO     September 3, 1924    Electric and gas utility

    1480 Welton, Inc.                       Corporation       CO     April 11, 1958       Utility real estate

    P.S.R. Investments, Inc.                Corporation       CO     December 17, 1985    Employee life insurance

    Green and Clear Lakes Company           Corporation       NY     November 13, 1886    Hydroelectric water storage

    Fuel Resources Development Co.          Corporation(1)    CO     December 11, 1970    Natural gas exploration

    Baugh Lateral Ditch Company             Corporation       CO     February 21, 1914    Ditch company

    The Beeman Irrigating Ditch and         Corporation       CO     March 29, 1905       Ditch company
    Milling Company

    Consolidated Extension Canal Company    Corporation       CO     August 22, 1910      Ditch company

    East Boulder Ditch Company              Corporation       CO     June 30, 1865        Ditch company

    Enterprise Irrigating Ditch Company     Corporation       CO     December 20, 1898    Ditch company

    Fisher Ditch Company                    Corporation       CO     March 14, 1921       Ditch company

    Hillcrest Ditch and Reservoir Company   Corporation       CO     May 27, 1918         Ditch company

    Jones and Donnelly Ditch Company        Corporation       CO     January 14, 1974     Ditch company

    Las Animas Consolidated Canal Company   Corporation       CO     February 15, 1941    Ditch company

    United Water Company                    Corporation       CO     September 3, 1916    Ditch company

  Southwestern Public Service Company       Corporation       NM     August 17, 1921      Electric utility company

--------------------
(1) In dissolution under Colorado law.

              COL. A                           COL. B         COL. C     COL. D                  COL. E

                                                                        DATE OF                  TYPE OF
         NAME OF COMPANY                    ORGANIZATION      STATE   INCORPORATION              BUSINESS
         ---------------                    ------------      -----   -------------              --------
    Cheyenne Light, Fuel and Power Company  Corporation        WY     May 21, 1900         Electric and gas utility company

    WestGas InterState, Inc.                Corporation        CO     May 3, 1990          Gas pipeline company

    PS Colorado Credit Corporation(2)       Corporation        CO     July 14, 1986        Financing/factoring company

    New Century Services, Inc.              Corporation        DE     April 2, 1997        Service company

    NC Enterprises, Inc.                    Corporation        DE     April 3, 1997        Non-utility holding company

      New Century-Cadence, Inc.             Corporation        CO     August 28, 1997      Energy services

        Cadence Network LLC              Limited Liability     DE     September 3, 1997    Energy services
                                               Company

      Quixx Corporation                      Corporation       TX     August 14, 1985      IPP & cogeneration
                                                                                           development; railcar services;
                                                                                           water rights; other non-utility
                                                                                           investments

        BCH Energy, Limited             Limited Partnership    DE     May 26, 1992         QF ownership - Inactive
        Partnership
        (Limited Partner)

        Quixx Louisville, L.L.C.         Limited liability     DE     March 14, 1994       Steam generation
        (formerly Vedco Louisville,           company
        L.L.C.)

        Quixx Jamaica Power, Inc.            Corporation       DE     March 4, 1997        EWG holding company

        KES Montego, Inc.                    Corporation       DE     September 9, 1994    EWG holding company

            KES Jamaica, L.P.           Limited partnership    DE     September 9, 1994    EWG
            (General Partner)

        Quixx Jamaica, Inc.                  Corporation       DE     December 7, 1994     EWG holding company

            KES Jamaica, L.P.           Limited partnership    DE     September 9, 1994    EWG
            (Limited Partner)

        Carolina Energy, Limited        Limited partnership    DE     January 12, 1993     QF ownership - Inactive
        Partnership
        (Limited Partner)

        Quixx Carolina, Inc.                 Corporation       TX     June 23, 1995        QF holding company

            Carolina Energy, Limited    Limited partnership    DE     January 12, 1993     QF ownership
            Partnership
            (General Partner)

        Windpower Partners 1994,        Limited partnership    DE     December 30, 1994    QF ownership
        L.P.
        (Limited Partner)

        Quixx Mustang Station, Inc.          Corporation       DE     October 4, 1996      EWG holding company

            Denver City Energy          Limited partnership    DE     November 6, 1996     EWG ownership
            Associates, L.P.
            (General Partner)

        Quixx WPP94, Inc.                    Corporation       TX     December 16, 1994    QF holding company

            Windpower Partners          Limited partnership    DE     December 30, 1994    QF ownership
            1994, L.P.
            (General Partner)

        Quixx Power Services, Inc.           Corporation       TX     October 13, 1993     IPP & cogeneration operation
                                                                                           and maintenance services

--------------------
(2) Presently a direct subsidiary of Public Service Company of Colorado but expected to become a direct subsidiary of NCE

              COL. A                           COL. B         COL. C     COL. D                  COL. E

                                                                        DATE OF                  TYPE OF
         NAME OF COMPANY                    ORGANIZATION      STATE   INCORPORATION              BUSINESS
         ---------------                    ------------      -----   -------------              --------
        Quixx WRR, L.P.                 Limited partnership    TX     February 9, 1996     QF ownership and ownership
        (General Partner)                                                                  of water rights

        Quixx Resources, Inc.                Corporation       NV     December 8, 1995     Ownership of water rights,
                                                                                           QF, and EWG

            Quixx WRR, L.P.             Limited partnership    TX     February 9, 1996     QF ownership and ownership
            (Limited Partner)                                                              of water rights


            Borger Energy               Limited partnership    DE     May 6, 1997          QF ownership
            Associates, L.P.
            (Limited Partner)

            Denver City Energy          Limited partnership    DE     November 6, 1996     EWG ownership
            Associates, L.P.
            (Limited Partner)

        Quixx Borger Cogen, Inc.             Corporation       DE     March 13, 1997       QF holding company

            Borger Energy               Limited partnership    DE     May 6, 1997          QF ownership
            Associates, L.P.
           (General Partner)

        Quixxlin Corp.                       Corporation       DE     July 16, 1997        QF holding company

            Quixx Linden, L.P.          Limited partnership    DE     June 25, 1996        QF ownership
            (General Partner)

        Quixx Linden, L.P. (Limited     Limited partnership    DE     June 25, 1996        QF ownership
        Partner)

        Mosbacher Power Group,           Limited liability     DE     July 12, 1995        EWG and FUCO development
        L.L.C.                               company                                       and ownership

        Mosbacher Power                  Limited liability     DE     July 12, 1995        EWG and FUCO development
        International, L.L.C.                company                                       and ownership

    Utility Engineering Corporation          Corporation       TX     August 14, 1985      Engineering services and
                                                                                           construction management

        Universal Utility Services           Corporation       TX     May 2, 1996          Cooling tower maintenance
        Company
                                                                                           and resource recovery

        Precision Resource Company           Corporation       TX     May 6, 1996          Human resource services

        Vista Environmental Services     Limited liability     TX     May 1, 1995          Environmental consulting
        Company, L.L.C.                       company                                      services


    Natural Fuels Corporation                Corporation       CO     July 1, 1995         Commercialization of
                                                                                           compressed natural gas

        Natural/Total Limited            Limited liability     WY     November 14, 1991    Commercialization of
        Liability Company                     company                                      compressed natural gas

            Natural/Total/KN             Limited partnership   CO     October 1, 1992      Commercialization of
            Limited Partnership
                                                                                           compressed natural gas

        Natural/Peoples Limited          Limited liability     WY     April 8,1994         Commercialization of
        Liability Company                     company                                      compressed natural gas

    New Century International, Inc.(3)       Corporation       DE     February 12, 1997    FUCO holding company

        Yorkshire Power Group                Corporation       UK     July 19, 1996        FUCO holding company
        Limited

            Yorkshire Holdings plc           Corporation       UK     February 14, 1997    FUCO holding company

--------------------
(3) Presently a direct subsidiary of PSCo, but expected to become a direct subsidiary of NC Enterprises, Ince.

              COL. A                           COL. B         COL. C     COL. D                  COL. E

                                                                        DATE OF                  TYPE OF
         NAME OF COMPANY                    ORGANIZATION      STATE   INCORPORATION              BUSINESS
         ---------------                    ------------      -----   -------------              --------
            Yorkshire                        Corporation       UK     April 1, 1989        FUCO
            Electricity Group plc

        The Independent Power                Corporation       UK     September 1, 1995    Planned FUCO
        Corporation plc

    e prime, inc.                            Corporation       CO     January 30, 1995     Energy services; IPP,
                                                                                           cogeneration, and ETC ownership

        Young Gas Storage Company            Corporation       DE     July 6, 1993         Natural gas storage

            Young Gas Storage           Limited partnership    CO     June 30, 1993        Natural gas storage
            Company, Ltd.

        Texas-Ohio Gas, Inc.                 Corporation       TX     August 12, 1987      Energy marketing

        Texas-Ohio Pipeline, Inc.            Corporation       TX     June 22, 1990        Natural gas pipeline

        ep3, L.L.C.                      Limited liability     DE     June 3,1996          Foreign EWG and FUCO
                                              company                                      development

        Johnstown Cogeneration           Limited liability     CO     February 8, 1996     QF ownership
        Company, L.L.C.

        e prime Telecom, Inc.                Corporation       CO     November 26, 1996    ETC

        e prime Networks, Inc.               Corporation       CO     December 18, 1996    Meter reading network
                                                                                           (possible ETC)

        e prime projects                     Corporation       DE     February 26, 1997    EWG
        international, inc.(4)

            Kazak Power Partners
            Limited                          Corporation       UK     October 31, 1996     (Inactive)

            e prime operating, inc.          Corporation       DE     February 26, 1997    EWG

        e prime (Belize) limited             Corporation     Belize   May 6, 1995          (Inactive)

        e prime Energy Marketing, Inc.       Corporation       CO     March 31, 1997       Energy marketing


                                   BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various nonutility subsidiaries.

          Information regarding the general character of the business of New Century Energies, Inc. and its subsidiaries is set forth in Exhibit I-1, New Century Energies Subsidiaries and Investments and in Item 1.B of the Merger U-1. Information regarding the statistics relating to sales, purchases, operating revenues, and customers for PSCo and its subsidiaries and SPS and its subsidiaries during the past five years can be found in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1 of the Annual Report of PSCo on Form 10-K for the period ending December 31, 1996 (File No. 1-3280);
     Item 1 of the Annual Report of SPS on Form 10-K for the period ending August 31, 1995 (File No. 1-3789) and Item 1 of the Annual Report of
     SPS on Form 10-K for the transition period from September 1, 1996 to December 31, 1996 (File No. 1-3789).


--------------------
(4) As comtemplated in the Merger U-1, some or all of the e prime EWGs may be reclassified as FUCOs and become direct subsidiaries of New Century International, Inc.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

          OMITTED BY PERMISSION OF THE STAFF.


                                   PROPERTY


6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

          Information regarding the principal plants, properties and other important physical units of NCE and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.B.2 of the Merger U-1; Item 2 of the Annual Report of PSCo on Form 10-K for the year ended December 31, 1996 (File No. 1-3280); and Item 2 of the Annual Report of SPS on Form 10-K for the transition period from September 1, 1996 to December 31, 1996 (File No. 1-3789).


                            INTERSTATE TRANSACTIONS


7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

          Public Service Company of Colorado and Southwestern Public Service Company have on file with the Federal Energy Regulatory Commission their 1996 FERC Form No. 1's which include information related to the transmission of electric energy. These reports have also been provided as Exhibits G-1 and G-4, respectively.

          The following information relates to WestGas Interstate's gas transmission received in and out of Colorado:

                                Year                 Gas Dth
                    ---------------------------     ---------

                    Total Annual Sales              3,379,948

                    Delivered out of State          3,379,948

                    Received from out of State              0


                            SECURITIES OUTSTANDING


8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:


                                  FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

                            AS OF SEPTEMBER 30, 1997

          BY PERMISSION OF THE STAFF, COLUMNS E THROUGH I HAVE BEEN OMITTED


                                                                                        Amount Issued
                                                                  Amount Authorized      Less Retired
Name of Obligor                   Title of Issue                       ($000)               ($000)
     (a)                               (b)                              (c)                   (d)
-----------------------------------------------------------------------------------------------------
PSCo                First Collateral Trust Bonds                       134,500              134,500
                    6 3/8% series due November 1, 2005

PSCo                First Collateral Trust Bonds                       102,667              102,667
                    6%  series due January 1, 2001

PSCo                First Collateral Trust Bonds                       110,000              110,000
                    7 1/4% series due January 1, 2024

PSCo                First Collateral Trust Bonds                       125,000              125,000
                    7 1/8% series due June 1, 2006

PSCo                First Mortgage Bonds                                25,000               25,000
                    6 3/4% series due July 1, 1998

PSCo                First Mortgage Bonds                                75,000               75,000
                    9 7/8% series due July 1, 2020

PSCo                First Mortgage Bonds                               100,000              100,000
                    8 1/8% series due March 1, 2004

PSCo                First Mortgage Bonds                               150,000              150,000
                    8 3/4% series due March 1, 2022

PSCo                First Mortgage Bonds                                24,000               22,000
                    Pollution Control Series A
                    5 7/8% series due March 1, 2004

PSCo                First Mortgage Bonds                                27,250               27,250
                    Pollution Control Series F
                    7 3/8% series due November 1, 2009

PSCo                First Mortgage Bonds                                18,000               18,000
                    Pollution Control Series G
                    5 5/8% series due April 1, 2008

PSCo                First Mortgage Bonds                                61,500               61,500
                    Pollution Control Series G
                    5 7/8% series due April 1, 2014

PSCo                First Mortgage Bonds                                50,000               50,000
                    Pollution Control Series H
                    5 1/2% series due June 1, 2012

PSCo                Medium Term Notes                                  200,000              200,000
                    Series A - 6.66% to 9.25%
                    Due October 30, 1997 to October 30, 2002

PSCo                Medium Term Notes                                  250,000              250,000
                    Series B - 6.05% to 7.11%
                    Due November 29, 1999 to March 5, 2007

PSCo                Medium Term Notes                                  150,000              150,000
                    Series C - 5.96% to 6.23%
                    Due December 4, 1997 to September 4, 1998

SPS                 First Mortgage Bonds                               135,000              135,000
                    7.25% series due July 15, 2004

SPS                 First Mortgage Bonds                                40,000               40,000
                    8.25% series due July 15, 2022

                                                                                        Amount Issued
                                                                  Amount Authorized      Less Retired
Name of Obligor                   Title of Issue                       ($000)               ($000)
     (a)                               (b)                              (c)                   (d)
-----------------------------------------------------------------------------------------------------
SPS                 First Mortgage Bonds                                90,000               90,000
                    6.875% series due December 1, 1999

SPS                 First Mortgage Bonds                               100,000              100,000
                    8.2% series due December 1, 2022

SPS                 First Mortgage Bonds                                70,000               70,000
                    8.5% series due February 15, 2025

SPS                 First Mortgage Bonds                                60,000               60,000
                    6.5% series due March 1, 2006

SPS                 Pollution Control Bonds not collateralized          44,500               44,500
                    by First Mortgage Bonds
                    Variable % series, due July 1, 2011

SPS                 Pollution Control Bonds, not collateralized         57,300               57,300
                    by First Mortgage Bonds
                    5.75% series, due September 1, 2016

SPS                 Pollution Control Bonds not collateralized          25,000               25,000
                    by First Mortgage Bonds
                    6.435% series, due July 1, 2016

SPS                 Obligated Mandatorily Redeemable                   100,000              100,000
                    Preferred Securities
                    7.85% series, due September 1, 2021

Cheyenne            First Mortgage Bonds 7 7/8% series,                  4,000                4,000
                    due April 1, 2003

Cheyenne            First Mortgage Bonds 7.50% series,                   8,000                8,000
                    due January 1, 2024

Cheyenne            First Mortgage Bonds Industrial Development          7,000                7,000
                    Revenue Bonds, Variable rate series 1997 B,
                    due September 1, 2021

Cheyenne            First Mortgage Bonds Industrial Development         10,000               10,000
                    Revenue Bonds, Variable rate series 1997 A,
                    due March 1, 2027

PSCCC               Unsecured Medium-Term Notes, Series A,             100,000               80,000
                    5.75% to 6.03%, due November 24, 1997 to
                    December 1, 1998

1480 Welton         13.25% secured promissory note, due in              33,345               31,248
                    installments through October 1, 2016


                                 CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts:
(Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                           AS OF SEPTEMBER 30, 1997

BY PERMISSION OF THE STAFF, COLUMNS G THROUGH J HAVE BEEN OMITTED.

                                                                              Amount Reserved for
                                                                               options, warrants,
                                                                             conversions and other      Additional        Amount
Name of Issuer               Title of Issue              Amount Authorized           rights          Amount Unissued      Issued
     (a)                          (b)                           (c)                   (d)                  (e)             (f)
----------------------------------------------------------------------------------------------------------------------------------
NCE              Common stock, par value $1 per share       260,000,000                               155,396,744      104,603,256

NCE              Cumulative preferred stock, $1 par          20,000,000                                20,000,000               --
                 value per share

PSCo(1)          Common stock, par value $5 per share       160,000,000                               159,999,900              100

                                                                                  Amount Reserved for
                                                                                   options, warrants,
                                                                                  conversions and other     Additional      Amount
Name of Issuer                   Title of Issue                Amount Authorized           rights        Amount Unissued    Issued
     (a)                              (b)                              (c)                  (d)                 (e)           (f)
------------------------------------------------------------------------------------------------------------------------------------
PSCo              Cumulative preferred stock, $100 par value,          (2)                                                   100,000
                  4.20% series

                  Cumulative preferred stock, $100 par value,          (2)                                                   174,997
                  4 1/4% series

                  Cumulative preferred stock, $100 par value,          (2)                                                    65,000
                  4 1/2% series

                  Cumulative preferred stock, $100 par value,          (2)                                                   159,500
                  4.64% series

                  Cumulative preferred stock, $100 par value,          (2)                                                   150,000
                  4.9% series

                  Cumulative preferred stock, $100 par value,          (2)                                                   150,000
                  4.9% second series

                  Cumulative preferred stock, $100 par value,          (2)                                                   250,000
                  7.15% series

                  Cumulative preferred stock, $100 par value,          (2)                                                   216,000
                  subject to mandatory redemption

                  Cumulative preferred stock, $100 par value,          (2)                                                   202,294
                  subject to mandatory redemption

PSCo              Cumulative preferred stock, $25 par value,         4,000,000                               2,600,000     1,400,000
                  8.4% series

PSCCC             Common stock, par value $1 per share              75,000,000                              73,040,253     1,959,747

PSR               Common stock, par value $1 per share              25,000,000                              24,636,810       363,190

1480 Welton       Common stock, par value $100 per share                10,000                                   5,951         4,049

Fuelco            Common stock, no par value                           250,000                                  91,000       159,000

Green & Clear     Common stock, par value $10 per share                  2,500                                                 2,500
Lakes

Hillcrest Ditch   Common stock, par value $250 per share                   180                                                   180
& Reservoir Co.

Fisher Ditch      Common stock, par value $10 per share                  1,344                                                 1,344
Company

Las Animas        Common stock, par value $100 per share                   620                                                   620
Consolidated
Canal Company

United Water      Common stock, par value $40 per share                  1,250                                       1         1,249
Co.

Consolidated      Common stock, par value $50 per share                  3,000                                   1,767         1,233
Extension Canal
Company

East Boulder      Common stock, par value $200 per share                    12                                                    12
Ditch Company

New Century       Common stock, par value $.01 per share                 1,000                                   1,000            --
International(5)

------------------------
(5) Common stock is currently subscribed with PSCo.


                                                               10


                                                                                  Amount Reserved for
                                                                                   options, warrants,
                                                                                  conversions and other     Additional      Amount
Name of Issuer                   Title of Issue                Amount Authorized           rights        Amount Unissued    Issued
     (a)                              (b)                              (c)                  (d)                 (e)           (f)
------------------------------------------------------------------------------------------------------------------------------------
SPS (3)           Common stock, par value $1 per share             100,000,000                              99,999,900           100

SPS               Cumulative preferred stock, $1 par value          10,000,000                              10,000,000            --

New Century       Common stock, par value $.01 per share                 1,000                                                 1,000
Services

Cheyenne (4)      Common stock, no par value                           120,000                                  16,000       104,000

WGI               Common stock, par value $10 per share              2,000,000                               1,940,000        60,000

NC Enterprises    Common stock, par value $.01 per share                 1,000                                                 1,000

New Century       Common stock, no par value                             1,000                                   1,000            --
Cadence(6)

e prime           Common stock, par value $5 per share              20,000,000                              18,192,281     1,807,719

e prime (Belize)  Common stock, par value $5 per share                   2,000                                   2,000            --
Limited

e prime Energy    Common stock,  no par value                            1,000                                   1,000            --
Marketing, Inc.

e prime           Common stock, no par value                         5,000,000                               5,000,000            --
Networks

e prime           Common stock, par value $.01 per share                 1,000                                   1,000            --
Operating, Inc.

e prime           Common stock, par value $.01 per share                 1,000                                   1,000            --
Projects
International

e prime           Common stock, no par value                             1,000                                   1,000            --
Telecom, Inc.

Texas-Ohio        Common stock, par value $1 per share               1,000,000                                             1,000,000
Gas, Inc.

Texas-Ohio        Common stock, no par value                         1,000,000                                             1,000,000
Pipeline, Inc.

Young Gas         Common stock, par value $1 per share                   1,000                                                 1,000
Storage Co.

Natural Fuels     Common stock, par value $1 per share              50,000,000                              34,320,124    15,679,876

UE                Common stock, par value $1 per share                 100,000                                  28,000        72,000

Universal         Common stock, par value $1 per share                 100,000                                  99,000         1,000
Utility Services
Co.

Precision         Common stock, par value $1 per share                 100,000                                  99,000         1,000
Resource
Company

Quixx             Common stock, par value $1 per share                 100,000                                  49,000        51,000

KES Montego,      Common stock, par value $.01 per share                 1,000                                                 1,000
Inc.

Quixx Borger      Common stock, par value $.10 per share                10,000                                                10,000
Cogen, Inc.

------------------------
(6) Common stock will be issued in December 1997.


                                                             11

                                                                                  Amount Reserved for
                                                                                   options, warrants,
                                                                                  conversions and other     Additional      Amount
Name of Issuer                   Title of Issue                Amount Authorized           rights        Amount Unissued    Issued
     (a)                              (b)                              (c)                  (d)                 (e)           (f)
------------------------------------------------------------------------------------------------------------------------------------
Quixx Carolina,   Common stock, par value $.10 per share                10,000                                                10,000
Inc.

Quixx Jamaica,    Common stock, par value $.10 per share                10,000                                                10,000
Inc.

Quixx Jamaica     Common stock, par value $1 per share                   1,000                                                 1,000
Power, Inc.

Quixx Mustang     Common stock, par value $.10 per share                10,000                                                10,000
Station, Inc.

Quixx Power       Common stock, par value $1 per share                 100,000                                  99,000         1,000
Services, Inc.

Quixx             Common stock, par value $.01 per share                10,000                                                10,000
Resources, Inc.

Quixx WPP94,      Common stock, par value $.10 per share                10,000                                                10,000
Inc.

Quixxlin Corp.    Common stock, par value $.10 per share                10,000                                                10,000

(1) Subsequent to September 30, 1997, the authorized amount of common stock for PSCo changed to 100 shares.

(2) In total, PSCo has 3,000,000 shares authorized of cumulative preferred stock, $100 par value.

(3) Subsequent to September 30, 1997, the authorized amount of common stock for SPS changed to 200 shares.

(4) Subsequent to September 30, 1997, Cheyenne's authorized common stock was changed to 100 shares with a par value of $.01 per share. Additionally, 1,000,000 shares of preferred stock were authorized with a par value of $100 per share.


                            CONTINGENT LIABILITIES


     (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

          Information regarding contingent liabilities is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Notes 2 and 3 in Item 1. Financial Statements in NCE's quarterly report on Form 10-Q for the period ended September 30, 1997 (File No. 1-12927); Note 2 in Item 1. Financial Statements in PSCo's quarterly report on Form 10-Q for the period ended September 30, 1997 (File No. 1-3280) and Note 2 in Item 1. Financial Statements in SPS's quarterly report on Form 10-Q for the period ended September 30, 1997 (File No. 1-3789). Information regarding guarantees can be found in the following document, the applicable portions of which are hereby incorporated by reference: Exhibit 99-1, Notes 5 and 7 in NCE's report on Form 8-K dated August 1, 1997 (File No. 1-12927)



                               OTHER SECURITIES

     (d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the
     provisions thereof should be included.   Information need not be set forth
     under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

          Certain information regarding NCE's Dividend Reinvestment and Cash Payment Plan is set forth in the Registration Statement of NCE on Form S-3 (File No. 33-28637), and is hereby incorporated by reference. Certain information regarding NCE's Omnibus Incentive Plan, PSCo's Omnibus Incentive Plan, SPS's 1989 Stock Incentive Plan, SPS's Employee Investment Plan and SPS's Director's Deferred Compensation Plan is set forth on NCE's Form S-8 (File 33-28639), and is hereby incorporated by reference.


                       INVESTMENTS IN SYSTEM SECURITIES


9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

          Information regarding Investments in System Securities has been omitted by permission of the Staff as this information will be provided in Form U-5S for the period ending December 31, 1997.


                        INVESTMENTS IN OTHER COMPANIES


10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.


     (a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant: None.

     (b) Investments of the registrant and of each subsidiary thereof in the securities of other enterprises: None.


                       INDEBTEDNESS OF SYSTEM COMPANIES


11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (which amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

(a)  Debts owed to associate companies at September 30, 1997.

     The following table provides intercompany receivables and payables as of September 30, 1997:

                                                                           Date of
  Name of Debtor    Name of Creditor    Amount Owed    Rate of Interest    Maturity
-------------------------------------------------------------------------------------
  Natural Fuels           PSCo          $   191,958         None              N/A

  NCS                     PSCo            4,607,897         None              N/A

  SPS                     PSCo            1,784,308         None              N/A

  NCI                     PSCo              148,481         None              N/A

  PSCo                1480 Welton           566,833         None              N/A

  PSCo                   Cheyenne         1,090,511         None              N/A

  PSCo                    PSR             7,357,683         None              N/A

  PSCo                  e prime              67,271         None              N/A

  PSCo                    PSCCC          18,875,330         None              N/A

  PSCo                     NCE           38,263,140         None              N/A

  1480 Welton              NCS               68,245         None              N/A

  PSR                      NCS               68,236         None              N/A

  PSCCC                    NCS              118,740         None              N/A

  NCS                      NCE              420,790         None              N/A

  Cheyenne                 NCE               47,917         None              N/A

  e prime                  NCE               31,722         None              N/A

  SPS                      NCE           21,977,494         None              N/A

  NCE                     Quixx              34,871         None              N/A

  NCS                      SPS            7,787,481         None              N/A

  UE                       SPS              487,939         None              N/A

  Quixx                    SPS            2,885,238         None              N/A

  SPS                NC Enterprises       1,442,297         None              N/A

  NCS                    Cheyenne         1,491,814         None              N/A

  WGI                    Cheyenne           243,730         None              N/A

  NCE                      NCS            1,138,238         None              N/A

  e prime                  NCS              347,001         None              N/A

  Natural Fuels            NCS               37,290         None              N/A

  PSCCC                    NCS              120,408         None              N/A

  UE                       NCS              454,034         None              N/A

  Quixx                    NCS              214,730         None              N/A

  NCS                      UE                56,189         None              N/A

  PSCo                     UE             4,057,570         None              N/A

  e prime                  UE                70,842         None              N/A

The following table provides intercompany notes receivable/payable as of September 30, 1997:

                                                                           Date of
  Name of Debtor    Name of Creditor    Amount Owed    Rate of Interest    Maturity
-------------------------------------------------------------------------------------
  1480 Welton             PSCo         $ 12,066,207          6.09           5/30/98

  Cheyenne                NCE            15,000,000          5.75          10/10/97

  NCS                     NCE            14,350,000          5.71          10/10/97

  NCS                     NCE               600,000          5.75          10/10/97

  e prime                 NCE            10,000,000          5.71          10/10/97

  Natural Fuels           NCE             1,696,207          5.75          10/10/97

  NC Enterprises          SPS           119,036,360          7.25          8/1/2027

  SPS                    Quixx            1,160,000        Floating        11/30/97

  SPS                    Quixx           15,000,000        Floating         6/30/98

  SPS                     UE              9,000,000        Floating        12/31/98

     (b) Debts owed to others at September 30, 1997: OMITTED BY PERMISSION OF THE STAFF.


                               PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                             Total 1996      Expiration
 Lessee                Lessor                        Items(s) Leased        Payments ($000)      Date
--------------------------------------------------------------------------------------------------------
 PSCo       James Seccombe Jr.                            Land                    $72            2040

 PSCo       Shames-Makovsky Realty Co.                Office space               $125            1997

 PSCo       Two Denver Highlands Joint Venture        Office space               $242            1997

 PSCo       Compass Management and Leasing            Office space             $5,129            2001

 PSCo       W.W. Reynolds                               Building                 $414            2001

 PSCo       Walter Properties, Inc.                   Office space               $165            2002

 PSCo       Bannock Associated Limited                  Building                 $648            1999
             Partnership

 PSCo       Scott Steele, Inc.                     Airport facility               $92            1998

 PSCo       Fraser Street Partners                      Building                 $133            2003

 PSCo       Comdisco Inc.                         Computer Equipment           $2,523

 PSCo       Big Horn Funding, Inc.             Various office equipment,
                                               computers, transportation
                                                    vehicles, etc.            $12,322          various

 PSCo       GE Capital                           Automated Meter Reading       $1,737            2005
                                                       Equipment

 PSCo       Young Gas Storage Company, Ltd.   Underground storage facility     $5,495            2025

 e prime    TWI                                       Office space                $51            1998

                                                                               Total 1996       Expiration
  Lessee                       Lessor                   Items(s) Leased      Payments ($000)       Date
------------------------------------------------------------------------------------------------------------
  Texas Ohio Gas, Inc.   Metro National Corp              Office space             $61             2000

  SPS                    Bank One                         Office space          $1,531 *           2002

  SPS                    IBM Corporation           DP equipment, copiers, etc.    $625 *           1999

  SPS                    Eastman Kodak Company            Copiers, etc.            $85 *         various

  SPS                    Tascosa Office Machines             Copiers               $88 *         various

  SPS                    Paramount Leasing, Inc.           Copier/Fax              $56 *         various

  Quixx                  Bank One                         Office space             $61 *           1999

* Amount reflects the rent expense for the 12-months ended August 31, 1996.

     Certain additional information regarding leases is set forth in Exhibit 99-1, Note 9 in NCE's report on Form 8-K dated August 1, 1997 (File
     No. 1-12927), the applicable portions of which are hereby incorporated by reference.


                                SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

Securities sold in last five years:

                                                          Proceeds
                                              Amount     Received by
                                             Issued or  Issuer Before     Approximate      Name of Principal
                                Name of        Sold        Expenses    Expenses of Issuer    Underwriter or   Underwriters Initial
Title of Issue                  Obligor       ($000)      (per $100)       (per $100)          Purchasers        Offering Price
-----------------------------------------------------------------------------------------------------------------------------------
Secured Medium-Term Notes,   Public Service   150,000       Various         Various        Merrill Lynch & Co.        Various
Series C, 5.96% to 6.23%     Company of
due December 4, 1997 to      Colorado
September 4, 1998


Secured Medium-Term Notes,   Public Service   250,000       Various         Various        Merrill Lynch & Co. and    Various
Series B, 6.05% to 7.11%     Company of                                                    Goldman, Sachs & Co.
due November 29, 1999 to     Colorado
March 5, 2007


First Collateral Trust       Public Service   125,000       $99.366          $0.65         Merrill Lynch & Co. and    99.366%
Bonds, Series No. 3,         Company of                                                    Goldman, Sachs & Co.,
7-1/8% due June 1, 2006      Colorado                                                      and PaineWebber
                                                                                           Incorporated


First Collateral Trust       Public Service   102,667       $99.698          $0.625        Merrill Lynch & Co., CS    99.698%
Bonds, Series No. 2,         Company of                                                    First Boston, Kidder,
6% due January 1, 2001       Colorado                                                      Peabody & Co.


First Collateral Trust       Public Service   110,000       $98.491          $0.875        Merrill Lynch & Co., CS    98.491%
Bonds, Series No. 2, 7-1/4%  Company of                                                    First Boston, Kidder,
due January 1, 2024          Colorado                                                      Peabody & Co.

                                                                 Proceeds
                                                     Amount     Received by    Approximate          Name of
                                                   Issued or   Issuer Before   Expenses of         Principal          Underwriters
                                     Name of         Sold        Expenses        Issuer           Underwriter            Initial
      Title of Issue                 Obligor        ($000)      (per $100)     (per $100)        or Purchasers        Offering Price
------------------------------------------------------------------------------------------------------------------------------------
First Collateral Trust Bonds,    Public Service    134,500       $99.565         $0.675     Merrill Lynch & Co., CS       99.565%
Series No. 1, 6 3/8% due         Company of                                                 First Boston, Kidder,
November 1, 2005                 Colorado                                                   Peabody & Co.

Pollution Control Refunding      Public Service     50,000       $99.182         $2.238     George K. Baum &              99.182%
Revenue Bonds, 1993 Series A,    Company of                                                 Company, Hanifen,
5 1/2% due June 1, 2012          Colorado                                                   Imhoff Inc.

Pollution Control Refunding      Public Service     18,000       $98.500         $2.090     George K. Baum &              98.500%
Revenue Bonds, 1993 Series A,    Company of                                                 Company, Hanifen,
5 5/8% due April 1, 2008         Colorado                                                   Imhoff Inc.

Pollution Control Refunding      Public Service     61,500       $98.875         $2.245     George K. Baum &              98.875%
Revenue Bonds, 1993 Series A,    Company of                                                 Company, Hanifen,
5 7/8% due April 1, 2014         Colorado                                                   Imhoff Inc.

Medium-Term Notes Series A       PS Colorado       100,000       Various         Various    Lehman Brothers and           Various
                                 Credit                                                     PaineWebber Incorporated
                                 Corporation

First Mortgage Bonds 7.50%       Cheyenne Light,     8,000       $100.00         $2.210     Piper Jaffray Inc.            100.00%
series due January 1, 2024       Fuel and
                                 Power Company

Industrial Development Revenue   Cheyenne Light,    10,000       $100.00         $3.140     George K. Baum &              100.00%
Bonds Adjustable Rate Series     Fuel and                                                   Company and Piper
1997A due March 1, 2027          Power Company                                              Jaffray Inc.

Industrial Development Revenue   Cheyenne Light,     7,000       $100.00         $3.430     George K. Baum &              100.00%
Bonds Adjustable Rate Series     Fuel and                                                   Company and Piper
1997B due September 1, 2021      Power Company                                              Jaffray Inc.

First Mortgage Bonds             SPS                60,000       $ 99.94         $ 0.65     Dillon, Read & Co.             99.94%
6.50% series due
March 1, 2006

First Mortgage Bonds             SPS                90,000       $99.850         $0.625     Dillon, Read & Co.            99.850%
6.875% series due
December 1, 1999

First Mortgage Bonds             SPS               100,000       $99.875         $0.875     Dillon, Read & Co.            99.875%
8.20% series due
December 1, 2022

First Mortgage Bonds             SPS                70,000       $ 99.95         $0.875     Dillon, Read & Co.             99.95%
8.50% series due
February 15, 2025

First Mortgage Bonds             SPS               135,000       $ 99.20         $0.675     Dillon, Read & Co.             99.20%
7.25% series due
July 15, 2004

First Mortgage Bonds             SPS                40,000       $ 98.90         $0.875     Dillon, Read & Co.             98.90%
8.25% series due
July 15, 2022

Pollution Control Revenue        SPS*               57,300       $100.00         $ 2.09     Dillon, Read & Co.            100.00%
Refunding Bonds
5.75% series due
September 1, 2016

                                                                 Proceeds
                                                     Amount     Received by    Approximate          Name of
                                                   Issued or   Issuer Before   Expenses of         Principal           Underwriters
                                     Name of         Sold        Expenses        Issuer           Underwriter            Initial
      Title of Issue                 Obligor        ($000)      (per $100)     (per $100)        or Purchasers        Offering Price
------------------------------------------------------------------------------------------------------------------------------------
Pollution Control Revenue        SPS**              25,000       $100.00         $ 3.80     Dillon, Read & Co.            100.00%
Refunding Bonds - Adjustable
Swap Fixed to 6.435% series,
due July 1, 2016

Obligated Mandatorily            SPS Cap1           4 mill sh.   $100.00         $ 0.64     Witter Reynolds,              100.00%
Redeemable Preferred                                 @$25                                   AG Edwards, PaineWebber,
Securities                                                                                  Prudential Securities,
7.85% series due                                                                            Smith Barney
September 1, 2036

* Issued in name of Potter County Industrial Development Corporation ** Issued in name of Red River Authority of Texas


                AGREEMENT FOR FUTURE DISTRIBUTION OF SECURITIES


14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

          Certain information regarding agreements with respect to future distribution of securities of NCE and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.D of the Application/Declaration of NCE on Form U-1, as amended in File No. 70-8787; Registration statement of NCE on Form S-3 with respect to NCE's Dividend Reinvestment and Cash Payment Plan in File No. 33-28637; the Registration statement of NCE on Form S-8 with respect to certain employee benefit plans in File No. 33-28639; and the Registration statement of NCE on Form S-3 with respect to the registration of 9,000,000 shares of common stock in File No. 33-40361.

     (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

          The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or associate or affiliate companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.


                   TWENTY LARGEST HOLDERS OF CAPITAL STOCKS


15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) The twenty largest registered holders of the common stock of New Century Energies, Inc., as of its most recent dividend record date:

          NCE shares can be held by certificate, through dividend reinvestment plans, through employee investment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, NCE has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, NCE is only able to provide information as to shares registered with NCE.

     The following table sets forth NCE's twenty largest registered shareholders on the books:

              SHAREHOLDER                    SHARES HELD     % OF OUTSTANDING
-----------------------------------------------------------------------------
Cedefast & Co.                                73,278,823          72.31
Box #20
Bowling Green Station
New York, NY  10006

Reinvestment                                   8,947,162           8.83
c/o The Bank of New York
101 Barclay Street
New York, NY  10286

Lavery Investments Ltd.                          158,874           0.16
Box 27459
Houston, TX  77227

Whaler Investments Ltd.                          130,753           0.13
c/o Southwest Bank of Texas
Attn:  Charles Philips
Box 27459
Houston, TX  77227

A. G. Edwards & Sons, Inc.                        32,148           0.03
1 No. Jefferson
St. Louis, MO  63103

Hart Securities, Inc.                             45,000           0.04
c/o Anthony Bonanno
Gibson Dunn & Crutcher
1050 Connecticut Ave., NW 900
Washington, DC  20036

Robert G. Goodale & Betty Goodale JT TEN          30,000           0.03
7314 Island Circle
Boulder, CO  80301

Palo & Col                                        24,874           0.02
1st National Bank of Amarillo
Attn:  Trust Department
Box 500409
St. Louis, MO  63150

Weatherby Investments Ltd.                        23,638           0.02
Box 27459
Houston, TX  77227

Nicholas R. Petry                                 23,100           0.02
The Petry Company
1114 W. 7th Ave.
Denver, CO  80204

Delwin D. Hock & Mildred L. Hock JT TEN           21,557           0.02
250 S. High Street
Denver, CO 80209

Caulkins Family Partnership 1400                  20,908           0.02
1600 Broadway
Denver, CO 80202

St. Joseph's Society of the Sacred Heart, Inc.    20,000           0.02
1130 North Calvert St.
Baltimore, MD  21202

              SHAREHOLDER                    SHARES HELD     % OF OUTSTANDING
-----------------------------------------------------------------------------
Wanda Linam Perry TR Walter T. Linam              19,570           0.02
Trust UTA DTD 7/14/95
520 East Alto Drive
Hobbs, NM  88240

John Glode & Jane Glode JT TEN                    19,005           0.02
Box 605
Saratoga, WY 82331

Dennis W. Stark                                   17,660           0.02
306 Lakeside Drive
Liberty, MO  64068

Bill Gosard                                       16,000           0.02
2121 East Alameda Ave.
Denver, CO  80209

The Leo & Julia Miller Living Trust 8/02/97      158,000           0.16
32641 Buffalo Park Road
Evergreen, CO  80439

Bill D. Helton & Phyllis K. Helton JT TEN         14,373           0.01
3981 S. Holly Way
Englewood, CO  88110

Hazel Pearson                                     14,350           0.01
3221 South Bowie Street
Amarillo, TX  79109

TOTAL:                                        82,829,072          81.89

     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

          At the most recent record date, there were 4,409 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 91,296,032.

     (c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

          At the most recent record date, there were 44,231 shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 10,613,563.


                       OFFICERS, DIRECTORS AND EMPLOYEES


16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

     (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

     (c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

     (d)  Contracts.  If any such director, trustee, or officer as aforesaid:

          (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

          (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

          (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

     (e) Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

          By permission of the Staff, information required to be disclosed pursuant to items 16(a) through 16(e) is not set forth herein. In lieu thereof, information in respect thereof will be set forth in the Proxy Statement of New Century Energies, Inc. to be distributed in connection with the 1998 Annual Meeting of Shareholders of New Century Energies, Inc. Prior to the Merger, the officers and directors of New Century Energies, Inc. were officers and/or directors of PSCo or SPS. Information regarding the positions and compensation of officers and directors of PSCo prior to the Merger is set forth in the Annual Report of PSCo on Form 10-K/A for the period ending December 31, 1996, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of SPS prior to the Merger is set forth in the SPS Proxy Statement of January 8, 1997, which is hereby incorporated by reference.


                   INTERESTS OF TRUSTEES IN SYSTEM COMPANIES


17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

          To the best knowledge of NCE management, there is no such interest.

                  SERVICE, SALES, AND CONSTRUCTION CONTRACTS


18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

          The affiliate contracts listed below are attached as Exhibits H-1 through H-5 hereto:

Exhibit No.                              Description
-----------                              -----------
   H-1 Service Agreement between New Century Services, Inc. and utility affiliates (filed as Exhibit B-2.1 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

   H-2 Service Agreement between New Century Services, Inc. and Public Service Company of Colorado (filed as Exhibit B-2.2 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

   H-3 Service Agreement between New Century Services Inc. and non-utility affiliates (filed as Exhibit B-3 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

   H-4 Affiliated Transactions Agreement between Utility Engineering Corporation and Public Service Company of Colorado.

   H-5 Affiliated Transactions Agreement between Utility Engineering Corporation and Southwestern Public Service Company.

Additional agreements presently being negotiated to be filed by amendment.


                                  LITIGATION


19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

          (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

          (2)  Proceedings involving any franchise claimed by any such company;

          (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

          (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

          (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

          Information regarding litigation involving NCE and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Notes 2 and 3 in Item 1. Financial Statements in NCE's quarterly report on Form 10-Q for the period ended September 30, 1997 (File No. 1-12927); Note 2 in Item 1. Financial Statements in PSCo's quarterly report on Form 10-Q for the period ended September 30, 1997 (File No.

     1-3280); and Note 2 in Item 1. Financial Statements in SPS's quarterly report on Form 10-Q for the period ended September 30, 1997 (File
     No. 1-3789).


                                   EXHIBITS


EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

     Corporate charts of NCE and its subsidiaries have been provided as Exhibits A-1 through A-6.


EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules, and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities, and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

     By permission of the Staff, in lieu of the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the date and state of incorporation for the registrant and each of its subsidiary companies and (ii) a brief description of every subsidiary company of the registrant including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.


EXHIBIT C.

(a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

          OMITTED BY PERMISSION OF THE STAFF.

(b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

          OMITTED BY PERMISSION OF THE STAFF.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

            By permission of the Staff, Exhibit D will be filed by an amendment to this document on or before May 1, 1998. Such amendment will disclose the consolidating financial statements of NCE and its subsidiary companies as of the fiscal year ended December 31, 1997.


EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provide property and service areas of each company are shown distinctively).

     (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

               See Exhibit E-1 hereto.

     (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

          (a)  Generating plants--kind and capacity;

          (b) Transmission lines--voltage, number of circuits, kind of supports, kind and size of conductors;

          (c)  Transmission substations--capacity.

          (d)  Distribution substations--capacity.

          (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

               The information requested in item (2) can be found on the maps included as Exhibits E-2, E-3, E-4, E-5 and E-6.

     (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

               See Exhibit E-7 hereto.

     (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

          (a)  Generating plants--kind and daily capacity;

          (b)  Holders--kind and capacity;

          (c)  Compressor stations--capacity in horsepower;

          (d) Transmission pipe lines--size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

          (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises;

          (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

               See Exhibit E-8 hereto.


EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

     Public Service Company of Colorado's Annual Report on Form 10-K and 10-K/A for the period ending December 31, 1996 has been provided as Exhibit F-1. Southwestern Public Service Company's Annual Report on Form 10-K for the transition period from September 1, 1996 to December 31, 1996 has been provided as Exhibit F-2. The 1997 annual report to shareholders of NCE has not yet been prepared.


EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

     Exhibit G-1    1996 Annual Report of Public Service Company of Colorado to
                    the Federal Energy Regulatory Commission (FERC Form 1).

     Exhibit G-2    1996 Annual Report of Public Service Company of Colorado to
                    the Public Utilities Commission of the State of Colorado.

     Exhibit G-3    1996 Annual Report of Cheyenne Light, Fuel and Power
                    Company to the Public Service Commission of the State of Wyoming.

     Exhibit G-4    1996 Annual Report of Southwestern Public Service Company
                    to the Federal Energy Regulatory Commission.

     Exhibit G-5    1996 Annual Report of Southwestern Public Service Company
                    to the Kansas Corporation Commission.

     Exhibit G-6    1996 Annual Report of Southwestern Public Service Company
                    to the Oklahoma Corporation Commission.

     Exhibit G-7    1996 Annual Report of Southwestern Public Service Company
                    to the Public Utility Commission of Texas.

     Exhibit G-8    1996 Annual Report of Southwestern Public Service Company
                    to the New Mexico Public Utility Commission.

EXHIBIT H. Typical forms of service, sales, or construction contracts described in answer to Item 18.

     See Exhibits H-1 through H-5.


This registration statement comprises:

     (a) A cover page, followed by pages numbered 2 to 26 consecutively, followed by pages 27 to 28, consecutively.

     (b) The following Exhibits: the Exhibits shown on the attached exhibit index.


                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City and County of Denver and State of Colorado, on the 2nd day of December, 1997.

                                   New Century Energies, Inc.


                                   By:  /s/   Richard C. Kelly
                                      --------------------------------------
                                        Executive Vice President and
                                          Chief Financial Officer
Attest:

     /s/ Teresa S. Madden
-----------------------------------
Controller and Corporate Secretary

                                 VERIFICATION

State of Colorado             )
                              )    ss.
City and County of Denver     )

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached registration statement dated December 2, 1997, for and on behalf of New Century Energies, Inc.; that he is the Executive Vice President and Chief Financial Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        /s/ Richard C. Kelly
                                     -----------------------------------

Subscribed and sworn to before me
this 2nd day of December, 1997.

------------------------------------

My commission expires:

                               INDEX OF EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   ----------------------------------------------------------------------
A-1 Corporate chart of New Century Energies, Inc. and Subsidiaries (filed herewith on Form SE).

A-2 Corporate chart of Public Service Company of Colorado and Subsidiaries (filed herewith on Form SE).

A-3 Corporate chart of NC Enterprises, Inc. and Subsidiaries (filed herewith on Form SE).

A-4 Corporate chart of Quixx Corporation and Subsidiaries (filed herewith on Form SE).

A-5 Corporate chart of Utility Engineering Corporation and Subsidiaries (filed herewith on Form SE).

A-6 Corporate chart of e prime, inc. and Subsidiaries (filed herewith on Form SE).

E-1       Map of service areas of NCE (filed herewith on Form SE)

E-2       Maps of PSCo's generating plants (filed herewith on Form SE).

E-3 Map of PSCo's transmission system and substations (filed herewith on Form SE)

E-4 Maps of SPS electric system showing transmission lines (which includes generating plant information) (previously filed on Form SE as Exhibit E-3 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

E-5       Map of electric service areas of Colorado (filed herewith on Form SE)

E-6 Map of SPS electric transmission and distribution system (filed herewith on Form SE)

E-7       Map of PSCo's gas territory (filed herewith on Form SE)

E-8       Map of PSCo's gas delivery system (filed herewith on Form SE)

F-1 Public Service Company's Annual Report on Form 10-K and 10-K/A for the period ended December 31, 1996 (filed herewith on Form SE)

F-2 Southwestern Public Service Company's Annual Report on Form 10-K for the transition period from September 1, 1996 to December 1, 1996 (filed herewith on Form SE)

G-1 1996 Annual Report of Public Service Company of Colorado to the Federal Energy Regulatory Commission (FERC Form 1) (filed herewith on Form SE)

G-2 1996 Annual Report of Public Service Company of Colorado to the Public Utilities Commission of the State of Colorado (filed herewith on Form SE).

G-3 1996 Annual Report of Cheyenne Light, Fuel and Power Company to the Public Service Commission of the State of Wyoming (filed herewith on Form SE).

G-4 1996 Annual Report of Southwestern Public Service Company to the Federal Energy Regulatory Commission (filed herewith on Form SE).

G-5 1996 Annual Report of Southwestern Public Service Company to the Kansas Corporation Commission (filed herewith on Form SE).

G-6 1996 Annual Report of Southwestern Public Service Company to the Oklahoma Corporation Commission (filed herewith on Form SE).

G-7 1996 Annual Report of Southwestern Public Service Company to the Public Utility Commission of Texas (filed herewith on Form SE).

G-8 1996 Annual Report of Southwestern Public Service Company to the New Mexico Public Utility Commission (filed herewith on Form SE).

H-1 Service Agreement between New Century Services, Inc. and utility affiliates (previously filed as Exhibit B-2.1 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

H-2 Service Agreement between New Century Services, Inc. and Public Service Company of Colorado (previously filed as Exhibit B-2.2 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

H-3 Service Agreement between NC Services Inc. and non-utility affiliates (previously filed as Exhibit B-3 to the Application-Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

H-4 Affiliated Transactions Agreement between Utility Engineering Corporation and Public Service Company of Colorado (allocation ratios previously filed with Exhibit B-6 to the Application/Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

H-5 Affiliated Transactions Agreement between Utility Engineering Corporation and Southwestern Public Service Company (allocation ratios previously filed with Exhibit B-6 to the Application/Declaration of NCE on Form U-1, as amended, in File No. 70-8787).

I-1       New Century Energies - Subsidiaries and Investments.